Exhibit 99(c)(2)

Project Hunter

Fairness Opinion Presentation to the Board of Directors

March 10, 2006

Project

Hunter

INTRODUCTION

The following materials were prepared solely for discussion at the meeting of the Board of Directors of Hunter (“Hunter” or the “Company”) scheduled for March 10, 2006.

In preparing this presentation, we have, with your consent, relied upon information provided by the Company or other publicly available information. We have not independently verified any of such information, and have relied on it being complete and accurate in all material respects.

Please note that this presentation is based on the business and operations of Hunter as represented to us as of the date hereof, and does not purport to take into consideration any information or events arising subsequent to such date. No representation or warranty, express or implied, is made as to the accuracy or completeness of such information and nothing contained herein is, or shall be relied upon as, a representation, whether as to the past or future. Because this material was prepared for use in the context of a presentation to the Board of Directors of the Company, neither the Company nor Cowen & Co. nor any of their respective legal or other advisors takes responsibility for the accuracy or completeness of any material if used by persons other than the Board of Directors of the Company. Neither the Company nor Cowen & Co. undertakes any obligation to update or otherwise revise the accompanying materials. Cowen & Co. makes no representation or warranty that there has been no material change in the information provided by the Company or publicly available information reviewed by us in connection herewith.

The information contained herein is confidential and has been prepared exclusively for the benefit and use of the Board of Directors of the Company in its consideration of the proposed transaction and not with a view toward public disclosure under any securities laws or otherwise. The information contained herein may not be used for any other purpose or be discussed, reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without our prior written consent. This presentation is not for the benefit of, and does not convey any rights or remedies to, any holder of securities of the Company or any other person.

This presentation is subject to the assumptions, qualifications and limitations set forth herein and in the form of our fairness opinion letter, included as an appendix to this presentation, and does not constitute a recommendation by Cowen & Co. to the Board of Directors or stockholders of the Company on how to vote with respect to the proposed transaction.

TABLE OF CONTENTS

1.	EXECUTIVE SUMMARY

2.	HUNTER OVERVIEW

3.	VALUATION CONSIDERATIONS

APPENDIX

A. Form of Cowen & Co. Fairness Opinion

EXECUTIVE SUMMARY

TRANSACTION OVERVIEW(a)

Structure

•    Proposed acquisition of Hunter by Trainer by means of a reverse subsidiary merger with Newco, a wholly-owned subsidiary of Trainer

•    Newco will merge with and into Hunter, resulting in Hunter becoming a wholly-owned subsidiary of Trainer (the “Merger”)

•    The Transaction will be a “going private transaction” under Rule 13E-3 of the Securities Exchange Act of 1934, as amended, because Trainer will be deemed an affiliate of the Company

Acquiror

•    Trainer owns 1.1 million shares of preferred stock and its CEO is on the Hunter board

•    Trainer is a privately-owned software company with a sufficient cash balance to finance this transaction

Consideration

•    The holders of common stock of Hunter are to receive $1.60 for each share of Hunter common stock

•    The holders of preferred stock of Hunter are to receive $2.20 for each share of Hunter preferred stock, based on the terms of the preferred stockholders’ liquidation preference

Value

•    The proposed merger consideration represents an equity value for Hunter of $26.7 million; $9.0 million for the preferred stock and $17.7 million for common stock

•    Hunter has 11.0 million fully diluted shares of common stock outstanding

•    Hunter has 4.1 million shares of preferred stock outstanding(b)

•    The transaction enterprise value for Hunter is $28.9 million, which includes $2.2 million in net debt

•    The offer price of $1.60 represents a 19% premium to Hunter’s share price of $1.35 on March 9, 2006, one day prior to the offer

(a)   Source:  Draft Agreement and Plan of Merger as of March 10, 2006.

(b)   Includes 1.1 million shares of preferred stock owned by Trainer.

TRANSACTION SUMMARY — KEY TERMS(a)

Treatment of Options and Warrants

•    All options and warrants shall be cancelled and holders of in-the-money options (regardless of vesting) and warrants shall receive an amount in cash equal to the product of the number of in-the-money shares and the excess of the merger consideration per share over the exercise price per share

Non-Solicitation

•    The Company is not permitted to solicit, or engage in discussions regarding, other offers, subject to certain exceptions for unsolicited offers (or until March 31, proposals by Proha or a third party found by Proha), that may result in a superior proposal

Voting Agreement

•    Proha and other stockholders constituting approximately 73% of the common and 61% of the preferred, excluding Trainer, have agreed to vote for the merger. However, until March 31, Proha may pursue an alternative proposal in which more than 90% of the common stock not owned by Proha is acquired for not less than $1.61 in cash and more than 90% of the preferred stock is acquired for not less than $2.20 in cash

Fiduciary Out

•    The Company has the right to terminate the transaction under certain circumstances to accept a superior proposal, if required by the fiduciary duties of the Board of Directors of the Company

Break-Up Fee

•    If the Transaction is not consummated, under certain circumstances, Hunter shall be obligated to pay Trainer a break-up fee equal to $750,000

Closing Conditions

•    The closing of the Merger is conditioned upon, among other things:

•    No material adverse effect with respect to Hunter;

•    All required material consents with respect to the Merger shall have been obtained;

•    The Company shall provide a certificate stating that (a) the payoff amount of all indebtedness minus closing cash (after payment of all transaction expenses) shall not exceed $3.9 million and (b) the closing cash shall not be less than $1.5 million;

•    The Company shall provide a certificate stating for the quarter ending December 31, 2005, total revenue, software license revenue and operating margin shall not be less than $13.5 million, $4.2 million and $0.5 million, respectively;

•    Proha and the Company shall enter into a mutually agreeable arrangement regarding an office lease and administrative services; and

•    All employees involved with IP have entered into proprietary information and invention assignment agreements

D&O Indemnification and Insurance

•    D&O indemnification as provided in the Company’s certificate of incorporation and bylaws shall remain in place for six years and the insurance policy tail shall be provided for four years at an aggregate cost of no greater than $450,000

(a)   Source:  Draft Agreement and Plan of Merger as of March 10, 2006.

COWEN & CO. MANDATE

•    Cowen & Co. has been retained as financial advisor to Hunter. In addition, the Board of Directors of Hunter has requested that Cowen & Co. render its opinion as to the fairness, from a financial point of view, to the holders of outstanding shares of common stock of Hunter other than affiliates of the Company, of the consideration to be paid pursuant to the acquisition of the Company by Trainer

•    In connection with our opinion, we have reviewed and considered such financial and other matters as we have deemed relevant including among other things:

•    A draft of the Agreement dated March 10, 2006;

•    Certain publicly available financial and other information for the Company and certain other relevant financial and operating data furnished to Cowen & Co. by the management of the Company;

•    Discussions we have had with certain members of the management of the Company concerning the historical and current business operations, financial condition and prospects of the Company and such other matters we deemed relevant;

•    Certain operating results and the reported price and trading histories of the shares of the common stock of the Company as compared to operating results and the reported price and trading histories of certain publicly traded companies we deemed relevant;

•    Certain financial terms of the Transaction as compared to the financial terms of certain selected business combinations we deemed relevant; and

•    Such other information, financial studies, analyses and investigations and such other factors that we deemed relevant for the purposes of this opinion

•    In addition, we considered the prospects of the Company in the absence of the Transaction, including, but not limited to, the amount owed on the over-advance of its revolving line of credit and the need for additional financing

TRANSACTION BACKGROUND

•    Cowen & Co. was engaged by Hunter as exclusive financial advisor on March 23, 2005

•    On April 5, 2005, Cowen & Co. and Hunter’s management held an organizational meeting

•    In April, Cowen & Co. commenced contacting potential strategic partners

•    Cowen & Co. contacted a total of 36 potential strategic partners on behalf of Hunter

•    7 parties executed NDAs

•    Three parties had conference calls with management

•    No strategic partner submitted an indication of interest

•    In July, Cowen & Co. commenced contacting potential financial sponsors

•    Cowen & Co. contacted 33 financial sponsors on behalf of Hunter

•    18 parties executed NDAs

•    16 parties had conference calls with management

•    11 financial sponsors submitted indications of interest

•    In September, the four financial sponsors that indicated the highest ranges of value were invited to conduct due diligence and meet with management

•    In early October, the Company shared its estimated Q3 results with the four interested parties

•    Two financial sponsors submitted final bids

•    On October 24, 2005, Hunter began to work with one of the financial sponsors

•    In December, Cowen & Co. re-contacted parties that had indicated interest; the offer from the leading financial sponsor remained the highest offer

•    In January, the leading financial sponsor provided Hunter with the choice of two final offers:

•    $1.39 per share of common stock and no solicitation of alternative offers; or

•    $1.30 per share of common stock and the ability for Proha to pursue a superior offer(a)

•    The Company’s board chose the $1.30 offer and the option to pursue a superior offer

•    As part of its final offer, the leading financial sponsor required that Trainer sign a voting agreement in favor of the transaction

•    Trainer decided that it would rather pursue a transaction to acquire Hunter

•    Trainer and the Company negotiated definitive agreements, which substantially followed the form of the leading financial sponsor’s draft agreement

(a)   For the earlier of 35 days or the mailing of the proxy statement, Proha would be allowed to pursue a superior offer that would pay $1.40 or more to 90% or greater of the non-Proha common stockholders and $2.20 or more to 90% or greater of the preferred stockholders.

OTHER KEY CONSIDERATIONS

•    In the event that Hunter decides not to consummate the Transaction with Trainer, Hunter would require outside financing in order to fund the restructuring of the ongoing operations in order to bring the Company to sustained profitability

•    Given the current capitalization, as well as its historical operating performance, this capital could be extremely difficult to raise and would be extremely dilutive

•      The net debt balance is approximately $2.2 million

•      The Company has received a waiver through June 16 for payment of an over-advance of $3 million on its revolving line of credit

•      No recent history of sustained positive cash flow

•    Will create additional downward pressure on Hunter stock price

TRANSACTION SUMMARY STATISTICS

Transaction Summary
(US$ in millions)

Price per Share	$1.60
Total Equity Value to Hunter’s Common Stockholders(a)	$17.7
Plus: Preferred Stock Liquidation Preference	9.0
Plus: Net Debt(b)	2.2
Transaction Enterprise Value	$28.9

Transaction Multiples

	Statistic(c)	Multiple
LTM Revenue	$47.4	0.6	x
2005A Revenue	47.4	0.6

LTM EBIT	$(4.6)	NM
2005A EBIT	(4.6)	NM

LTM Net Income	$(4.0)	NM
2005A Net Income	(4.0)	NM

Premium / (Discount) Paid

	Price	Premium / (Discount)
One day	$1.35	19%
One month	1.40	14%
Three months	1.60	0%

(a)   Calculated based on 11,034,033 fully diluted shares.

(b)   Net debt consists of $6.3 million of debt and $4.1 million of cash. Included in net debt is the Proha payable of $375,000, Laurus pre-payment penalty of $110,000 and $80,000 payable to a financial sponsor on behalf of Proha.

(c)   Hunter statistics from management. EBIT and Net Income are pro forma for non-cash items.

TRANSACTION PREMIUM / (DISCOUNT) ANALYSIS RELATIVE TO HUNTER SHARE PRICE PRIOR TO OFFER ANNOUNCEMENT(a)

Source: FactSet as of March 9, 2006.

(a)   Premium / (discount) calculated using offer price of $1.60 per share and price for indicated period on or prior to March 9, 2006, unless otherwise specified.

PROJECT HUNTER — DRAFT TIMETABLE(a)

Next Steps and Timing

Activity	Approximate Best Case Timing
• Hunter board approves the transaction	March 10, 2006
• Sign definitive agreement
• File Proxy Statement with the SEC	Week of March 20, 2006

	No SEC Review	SEC Review
• Receive SEC clearance	Week of April 3, 2006	Week of May 1
• Mail Proxy Statement to Hunter Stockholders	Week of April 3, 2006	Week of May 1
• Hunter Stockholders’ Meeting	Week of May 1, 2006	Week of May 29
• Closing	Week of May 1, 2006	Week of May 29

(a)   This time table does not reflect foreign regulatory clearance or Proha stockholder approval process.

HUNTER OVERVIEW

HUNTER BUSINESS OVERVIEW

•    Hunter is a leading global provider of investment planning and control software and services

•    Hunter offers business solutions that can be deployed throughout an organization to address specific business needs including new product development, IT management and strategic asset management

•    Based in Newport Beach, CA, Hunter has a global presence with 52 offices in 44 countries and a headcount of 328(a)

•    Hunter has over 600,000 users worldwide in 47 different countries with a referenceable customer base consisting of approximately 2,000 customers

•    Hunter has approximately 30 quota carrying sales reps

•    Customers include companies from many verticals, including: Financial Services, Emerging Markets, Insurance, High Technology, Health & Life Sciences and Retail

•    Hunter’s flagship product, Hunter 7, is a fully web-based product representing a true merger of investment planning, prioritization and control, and portfolio and organizational budgeting with operational project and resource management

Headcount by Geography and Function(a)	Revenue by Geography and Product(a)

(a)   Provided by Hunter management as of December 31, 2005.

HUNTER MANAGEMENT AND BOARD OF DIRECTORS(a)

Senior Management

Name	Position
Patrick Ternier	President and Chief Executive Officer
Robert Stefanovich	Executive Vice President, Chief Financial Officer
Charles Savoni	Senior Vice President, General Counsel, Secretary
George Bayz	Executive Vice President, Americas
Carlo Boldi	Executive Vice President, EMEA
Johnny Tan	Executive Vice President, Asia Pacific
Eric Gabas-Varini	Senior Vice President, Strategic Marketing
Chris Russell	Senior Vice President, Product Operations
Kaoru Nakamura	Executive Vice President, Japan

Board of Directors

Name	Position
Pekka Pere	Chairman of the Board, Hunter; President and CEO, Proha
Olof Odman	Chairman of the Board, Proha
Bengt-Ake Algevik	President, Algevik Management
Mike Murphy	CEO, InQuira
Trainer CEO	Founder, President, CEO, and Chairman of the Board, Trainer
David Cairns	Chairman, PrismTech Limited and Former CEO, G-Log(b)

(a)   Source:  Company website.

(b)   Updated position per David Cairns.

HUNTER SUMMARY OWNERSHIP PROFILE

Ownership by Major Classification

Share Class/Owner	Shares(a)

Proha (b)	7,977,062
Other Primary Shares (c)	2,900,025
Total Primary Shares (c)	10,877,087
Common Stock Options (c)	156,946
Total Common Stock Outstanding	11,034,033
Series A Preferred (b)	4,090,908

As Converted Basis(d)

Out-of-the Money Convertible Debt and Warrants

		Exercise
Description	Shares	Price
Laurus Convertible Debt	336,668	$2.57
Warrants:
Series A Warrants	409,092	2.64
Laurus Warrants I	50,000	3.41
Laurus Warrants II	50,000	4.09
Laurus Warrants III	25,000	4.77
Silicon Valley Bank	900	20.75
Silicon Valley Bank	960	46.25
Total Warrants	535,952

Allocation of Equity Consideration(e)

(a)   Fully diluted shares includes stock options calculated using treasury stock method at $1.60 offer price.

(b)   As per Proxy Statement dated June 20, 2005.

(c)   Primary shares per Draft Agreement and Plan of Merger as of March 10, 2006 and common stock options per Company management as of February 28, 2006.

(d)   As converted basis assumes the preferred stock is converted into common stock on a one-to-one basis and the in-the-money options are included based on the treasury stock method and excludes the out-of-the money options, warrants and convertible debt.

(e)   Allocation of equity consideration includes the percent consideration paid to preferred stockholders based on liquidation preference of $2.20 per share.

HUNTER HISTORICAL FINANCIAL SUMMARY(a)

Revenue(a)

EBIT(a)(b)

(a)   Historical financial information per SEC filings, projections are per management of Hunter.

(b)   EBIT is pro forma for restructuring expense.

HUNTER INCOME STATEMENT 2002A — 2005A

Hunter Historical Operating Results(a)
(US$ in millions)

			CY 2004A					CY 2005A
	CY 2002A	CY 2003A	Q1A	Q2A	Q3A	Q4A	CY	Q1A	Q2A	Q3A	Q4A	CY
Revenue
Software	$15.1	$13.3	$2.8	$3.3	$2.4	$4.5	$13.0	$2.8	$3.3	$1.7	$3.7	$11.5
Support	15.7	16.6	4.4	4.1	4.3	4.4	17.2	4.4	4.4	4.3	4.1	17.2
Services	37.9	27.4	6.4	6.0	4.3	5.5	22.2	4.8	4.6	4.1	5.1	18.6
	$68.7	$57.3	$13.6	$13.4	$11.0	$14.4	$52.4	$12.0	$12.3	$10.1	$13.0	$47.4
Cost of Revenue
Software	1.7	0.7	0.1	0.0	0.1	0.1	0.3	0.1	0.1	0.1	0.1	0.4
Support	6.4	5.1	1.5	1.4	1.5	1.3	5.7	1.3	1.3	1.2	1.3	5.0
Services	24.6	20.3	4.7	4.8	3.8	4.2	17.5	4.0	3.8	3.4	3.8	15.0
Gross profit	36.0	31.2	7.3	7.2	5.6	8.7	28.9	6.6	7.2	5.4	7.7	27.0

Operating expenses:
Sales, marketing, general & administrative	27.7	27.1	6.5	5.8	4.8	5.9	23.0	5.7	5.8	4.9	5.8	22.3
Research & development	7.9	8.2	2.1	2.0	1.7	1.9	7.7	1.9	2.0	1.9	2.1	7.9
Amortization expense	4.1	4.1	1.0	1.0	1.0	1.0	4.0	0.6	0.6	0.2	0.0	1.5
Operating income	(3.7)	(8.1)	(2.3)	(1.6)	(1.8)	(0.1)	(5.9)	(1.6)	(1.3)	(1.6)	(0.2)	(4.6)

Software revenue growth (Q/Q sequential)	—	—	(11)%	19%	(28)%	88%	—	(37)%	17%	(49)%	116%	—
Support revenue growth (Q/Q sequential)	—	—	15%	(6)%	4%	1%	—	(0)%	2%	(3)%	(4)%	—
Services revenue growth (Q/Q sequential)	—	—	(8)%	(7)%	(28)%	27%	—	(12)%	(4)%	(12)%	26%	—
Total revenue growth rate (Q/Q sequential)	—	—	(2)%	(1)%	(18)%	31%	—	(17)%	3%	(18)%	29%	—

Software revenue growth (Y/Y)	—	(12)%	(39)%	9%	(3)%	43%	(2)%	1%	(1)%	(29)%	(18)%	(12)%
Support revenue growth (Y/Y)	—	6%	2%	2%	(3)%	14%	4%	(1)%	8%	(0)%	(5)%	0%
Services revenue growth (Y/Y)	—	(28)%	(12)%	(6)%	(36)%	(22)%	(19)%	(25)%	(23)%	(6)%	(6)%	(16)%
Total revenue growth rate (Y/Y)	—	(17)%	(16)%	(0)%	(19)%	3%	(9)%	(12)%	(8)%	(8)%	(10)%	(10)%
Software gross margin	88%	95%	97%	100%	98%	98%	98%	97%	97%	92%	96%	96%
Support gross margin	59%	69%	66%	66%	66%	69%	67%	71%	71%	73%	69%	71%
Services gross margin	35%	26%	26%	20%	12%	23%	21%	17%	19%	17%	25%	20%
Total gross margin	52%	54%	54%	54%	51%	61%	55%	55%	58%	53%	59%	57%

Operating margin	(5)%	(14)%	(17)%	(12)%	(16)%	(1)%	(11)%	(13)%	(10)%	(16)%	(1)%	(10)%

(a)   Historical financial information per SEC filings, Q4 2005 per management of Hunter.

2005 REVENUE — ACTUAL VS. FORECAST

2005 Revenue Forecast Revisions

	Twelve months ended
	December 31, 2005
					% Change from
	April Forecast	July Forecast	Sept. Forecast	Dec. Actual	April Forecast

Software	$20,578	$17,103	$16,369	$11,487	(44)%
Support	17,611	17,651	17,543	17,248	(2)%
Services	22,596	17,830	18,207	18,630	(18)%
Total	$60,785	$52,584	$52,119	$47,365	(22)%

Q2 and Q3 2005 Revenue — Forecast vs. Actual

	Three months ended			Three months ended
	June 30, 2005			September 30, 2005
			% Change from					% Change from
	April Forecast	Actual	April Forecast	April Forecast	July Forecast	Sept. Forecast	Actual	April Forecast
Software	$5,442	$3,306	(39)%	$4,933	$4,624	$2,988	$1,698	(66)%
Support	4,285	4,446	4%	4,498	4,397	4,317	4,297	(4)%
Services	5,952	4,617	(22)%	5,305	3,555	4,113	4,080	(23)%
Total	$15,679	$12,369	(21)%	$14,736	$12,576	$11,418	$10,075	(32)%

HUNTER SUMMARY BALANCE SHEET AND 2006 CASH REQUIREMENTS

Balance Sheet as of December 31, 2005(a)
(US$ in millions)

Assets
Cash and cash equivalents	$4.1
Accounts receivable, net	10.3
Prepaid expenses	1.4
Other current assets	0.1
Total current assets	$15.9

Property and equipment, net	0.5
Investment in affiliates and other assets	1.0

Total assets	$17.4

Liabilities & Stockholders Equity
Accounts payable and accrued expenses	$3.1
Current portion of long-term debt	4.5
Deferred revenue	5.2
Due to related party	0.5
Other current liabilities	8.2
Total current liabilities	$21.5
Long-term debt, net of current portion	1.5
Accrued pension and other liabilities	5.1
Total stockholders’ equity	(10.7)
Total liabilities and stockholders’ equity	$17.4

2006 Cash Requirements(a)
(US$ in millions)

Estimated cash balance @12/31/05 available for operations	$2.2
Q1 2006 cash flows from operations	1.6
2006 restructuring costs	(2.5)
Pay down over-advance and revolver	(3.4)
Q2 cash flows from operations	(2.1)
Q3 cash flows from operations	(1.0)
Q4 cash flows from operations	(0.7)
Total 2006 funding requirement	$(5.9)

(a)   Per Hunter Management.

HUNTER PUBLIC COMPANY STATUS

Hunter’s current public status does not yield many of the benefits of being a public company:

•    Large ownership of preferred stockholders and foreign parent stockholder (approximately 81% ownership on an as converted basis(a)) and limited public float (2.9 million common shares outstanding) leads to lack of liquidity for investors

•    No research coverage

•    No institutional following

•    Cost of remaining public, especially after Sarbanes-Oxley compliance, threatens solvency

Hunter Stock Price Performance — LTM(b)

(a)   Represents % of total preferred and common stock owned by preferred stockholders and Proha.

(b)   Source:  FactSet as of March 9, 2006.

HUNTER STOCK PRICE RANGES — LAST THREE MONTHS(a)

Avg. Close:	$1.36
Avg. Volume:	8,401
Avg. $/Day:	$10,986
Total Volume:	512,477
Shares O/S:	10,877,087
Total Float:	2,900,025

Shares Traded at Specific Prices — Last Three Months

Cumulative Shares Traded at Specific Prices — Last Three Months

(a)   Data per FactSet as of March 9, 2006.

HUNTER STOCK PRICE RANGES — LTM(a)

Avg. Close:	$2.19
Avg. Volume:	6,709
Avg. $/Day:	$13,731
Total Volume:	1,703,965
Shares O/S:	10,877,087
Total Float:	2,900,025

Shares Traded at Specific Prices — LTM

Cumulative Shares Traded at Specific Prices — LTM

(a)   Data per FactSet as of March 9, 2006.

VALUATION CONSIDERATIONS

IMPLIED MULTIPLES VS. COMPARABLE COMPANY TRADING MULTIPLES(a)

Enterprise Value / LTM Revenue

(a)   Stock price data as of March 9, 2006; based on comparable company analysis (see page 24).

COMPARABLE COMPANY ANALYSIS

Comparable Company Analysis(a)
(US$ in millions)

	MARKET STATISTICS				OPERATING STATISTICS
	Enterprise	Equity	Ent Value / Revenues		Revenues		LTM Oper.	Revenue Growth
Company (Quarter as of)	Value(b)	Value(b)	LTM	CY05E(c)	LTM	CY05E(c)	Margin	LTM - 1 / LTM

I-Many (12/05)	$61	$79	1.8x	1.8x	$33	$33	(27)%	(13)%
Magic Software (12/05)	46	56	0.8	0.8	61	61	(6)%	(6)%
Kana Software (12/05) (d)	40	51	0.9	0.9	43	43	NA	(13)%
Vitria (12/05)	39	100	0.7	0.7	54	54	(23)%	(13)%
NetManage (12/05)	31	54	0.7	0.7	43	43	5%	(9)%
BroadVision (09/05) (e)	25	33	0.4	0.4	66	64	(5)%	(19)%
Motive (09/05)	22	89	0.3	0.3	85	76	(12)%	(14)%
Selectica (12/05)	(7)	84	NM	NM	26	26	(42)%	(20)%

HIGH			1.8x	1.8x			5%	(6)%
MEAN			0.8x	0.8x			(16)%	(14)%
MEDIAN			0.7x	0.7x			(12)%	(13)%
LOW			0.3x	0.3x			(42)%	(20)%

Hunter @ Transaction (f)	$29	$27	0.6x	0.6x	$47	$47	(10)%	(10)%

(a)   Low growth, low profitability enterprise software companies with less than $100 million in revenue.

(b)   Enterprise value equal to market cap. plus net debt; as of March 9, 2006.

(c)   Estimates from FirstCall or Wall Street research.

(d)   Revenue, cash balance and shares and warrants related to Q2 and Q3 financings from company press releases, all other figures from most recent SEC filings.

(e)   Includes conversion of senior subordinated convertible notes valued at $15.5 million, excludes shareholder rights offering of 167,677,290 shares valued at approximately $75.0 million.

(f)    Series A Preferred Stock included in equity value, value based on its liquidation preference of $2.20 per share.

IMPLIED MULTIPLES VS. PRECEDENT TRANSACTION MULTIPLES(a)

Enterprise Value / LTM Revenue

(a)   Based on precedent transactions analysis (see page 26).

PRECEDENT TRANSACTIONS ANALYSIS

Precedent Transaction Analysis(a)
(US$ in millions)

						Operating Statistics
Announce	Target/	Target	Announced	Ent. Value /	Premium(c)	LTM -1 / LTM	LTM
Date	Acquiror	Description	Ent. Value(b)	LTM Rev.	1-Day	Rev. Growth	Oper. Margin

10/07/05	Centra Software	Provide solutions for online business communication, collaboration and learning	$31	0.8x	(3)%	(3)%	(10)%
	Saba Software
09/27/05	Apropos	Provider of call center software	10	0.5	7%	(7)%	(7)%
	Syntellect (Enghouse)
08/03/05	E.piphany	Provider of CRM software solutions	84	1.2	7%	(22)%	(34)%
	SSA Global
03/01/05	Blue Martini Software	Provider of sales optimization systems	24	0.9	63%	(13)%	(39)%
	Golden Gate Capital
08/10/04	Primus Knowledge	Provider of web-based CRM software solutions	23	0.8	33%	39%	(14)%
	Art Technology Group
12/08/03	Pivotal (d)	CRM software for mid-sized enterprises	44	0.8	18%	(13)%	(17)%
	CDC Software (Chinadotcom)
10/09/03	Firepond	Provider of configuration, interactive selling and eService software solutions	(8)	NM	(8)%	(48)%	(48)%
	Jaguar Technology Holdings
08/18/03	EXE Technologies	Supply chain execution software	18	0.3	18%	(11)%	(15)%
	SSA Technologies
02/26/03	Eyretel	High-volume recording solutions for the call center	23	0.3	20%	21%	(9)%
	Witness Systems

HIGH				1.2x	63%	39%	(7)%
MEAN				0.7x	17%	(6)%	(21)%
MEDIAN				0.8x	18%	(11)%	(15)%
LOW				0.3x	(8)%	(48)%	(48)%

Hunter @Transaction			$29	0.6x	19%	(10)%	(10)%

(a)   Selected targets are low growth, low profitability software companies with less than $100 million in revenue. Source: SEC filings, company press releases and Wall Street research.

(b)   Enterprise value equals equity value minus net cash.

(c)   Premiums calculated using one day spot price prior to the offer, unless otherwise stated.

(d)   Premiums calculated from October 8, 2003, the date Pivotal announced it had entered into a definitive agreement to be acquired by Oak Investments.

TRANSACTION PREMIUM / (DISCOUNT) ANALYSIS RELATIVE TO HUNTER SHARE PRICE PRIOR TO OFFER ANNOUNCEMENT(a)

Source: FactSet as of March 9, 2006.

(a)  Premium / (discount) calculated using offer price of $1.60 per share and price for indicated period on or prior to March 9, 2006, unless otherwise specified.

ANALYSIS OF ACQUISITION PREMIUM / (DISCOUNT) FOR SELECTED TRANSACTIONS

Summary of Acquisition Premium / (Discount) Paid

1-Day Prior
Hunter Stock Price (a)	$1.35

Implied Premium / (Discount) at Offer Price of $1.60 as of March 9, 2006	19%

Premium / (Discount) to Closing Stock Prices	Low	Median	Mean	High
Analysis of Software Transactions greater than $20MM since January 1, 2004 (b)	(5)%	27%	33%	115%

Analysis of Software Transactions greater than $20MM and less than $100 MM since January 1, 2004 (c)	(3)%	29%	32%	77%

Precedent Transactions	(8)%	18%	17%	63%

(a)   Per FactSet; Price equals the spot price one day prior to the offer.

(b)   Source:  SDC; Based on 63 acquisitions of public software companies with transaction values greater than $20 million since January 1, 2004.

(c)   Source:  SDC; Based on 15 acquisitions of public software companies with transaction values greater than $20 million and less than $100 million since January 1, 2004.

DISCOUNTED CASH FLOW ANALYSIS

•    For the purpose of our opinion, a DCF analysis has not been included as a valuation methodology. The analysis would not be meaningful in this Transaction for the following reasons:

•    The utility of a DCF depends on the reliability of projected financial performance

•    Hunter has not reached full-year profitability on the basis of EBIT in the past four years and has significantly underperformed its projections

•    Given these facts, Cowen & Co. believes that Hunter’s projections beyond 2005 may be inherently unreliable

•    Any forecast would be predicated on a financing which would further dilute the common stockholders

•    Furthermore, given the lack of predictive operating performance, any terminal value assumptions, which typically weigh heavily on the valuation conclusions, are speculative for the purposes of providing a valuation of Hunter

•    As a result, a DCF would have relatively low utility for purposes of valuation

APPENDIX

FORM OF COWEN & CO. FAIRNESS OPINION

March 10, 2006

Board of Directors

Artemis International Solutions Corporation

4041 MacArthur Blvd, Suite 401

Newport Beach, CA, 92660

Ladies and Gentlemen:

You have requested our opinion as to the fairness of the Common Consideration (as defined below), from a financial point of view, to the holders of outstanding shares of Common Stock, par value $.001 per share (the “Common Stock”), of Artemis International Solutions Corporation, a Delaware corporation (the “Company”), other than affiliates of the Company (as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended), pursuant to the terms of that certain Agreement and Plan of Merger, to be dated as of March 10, 2006 (the “Agreement”), by and among the Company, Trilogy, Inc., a Delaware Corporation (“Parent”) and RCN Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Newco”).

As more specifically set forth in the Agreement, and subject to the terms and conditions set forth therein, in connection with the merger of Newco with and into the Company (the “Transaction”), (a) each holder of Common Stock of the Company will receive $1.60 for each outstanding share of the Common Stock of the Company (the “Common Consideration”), (b) each holder of Series A Preferred Stock, par value $.001 per share (the “Series A Preferred Stock”), of the Company will receive $2.20 for each outstanding share of the Series A Preferred Stock of the Company and (c) the Company will become a wholly-owned subsidiary of Parent.

Cowen & Co., LLC (“Cowen”), as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

We are acting as financial advisor to the Board of Directors of the Company in connection with the Transaction and will receive a fee from the Company for our services pursuant to the terms of our engagement letter with the Company, dated as of March 23, 2005, and as amended on December 22, 2005 and February 23, 2006, a portion of which is contingent upon the consummation of the Transaction. We will also receive a fee for providing this opinion. Cowen and its affiliates in the ordinary course of business have from time to time provided, and in the future may continue to provide, commercial and investment banking services to the Company and have received fees for the rendering of such services. Cowen, its affiliates and its successors may trade for their own accounts and the accounts of their customers, securities of the Company and, accordingly, may at any time hold a long or short position in such securities.

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In connection with our opinion, we have reviewed and considered such financial and other matters as we have deemed relevant, including, among other things:

•                  a draft of the Agreement dated March 10, 2006;

•                  certain publicly available financial and other information for the Company and certain other relevant financial and operating data furnished to Cowen by the management of the Company;

•                  discussions we have had with certain members of the management of the Company concerning the historical and current business operations, financial condition and prospects of the Company and such other matters we deemed relevant;

•                  certain operating results and the reported price and trading histories of the shares of the Common Stock of the Company as compared to operating results and the reported price and trading histories of certain publicly traded companies we deemed relevant;

•                  certain financial terms of the Transaction as compared to the financial terms of certain selected business combinations we deemed relevant; and

•                  such other information, financial studies, analyses and investigations and such other factors that we deemed relevant for the purposes of this opinion.

In addition, we considered the prospects of the Company in the absence of the Transaction, including, but not limited to, the amount owed on the over-advance of its revolving line of credit and the need for additional financing.

At your request, we contacted third parties to solicit indications of interest in a possible transaction with the Company and held discussions with certain of these parties prior to the date hereof. In our analysis, we have not attempted to independently determine the value of the outstanding shares of Series A Preferred Stock or the fairness or appropriateness of the amount to be received by the holders of such shares.

In conducting our review and arriving at our opinion, we have, with your consent, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to us by the Company or which is publicly available. We have not undertaken any responsibility for the accuracy, completeness or reasonableness of, or independently to verify, such information. In addition, we have not conducted nor have we assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. We have further relied upon the assurance of management of the Company that they are unaware of any facts that would make the information provided to us incomplete or misleading in any material respect.

We have not made or obtained any independent evaluations, valuations or appraisals of the assets or liabilities (contingent or otherwise) of the Company, nor

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have we been furnished with such materials. With respect to all legal matters relating to the Company, we have relied on the advice of legal counsel to the Company. Our opinion is necessarily based upon economic and market conditions and other circumstances as they exist and can be evaluated by us on the date hereof, as well as the information made available to us as of the date hereof. It should be understood that although subsequent developments may affect the subject of matter of this opinion, our opinion is being rendered as of the date hereof, subject to the qualifications and assumptions contained herein, and we do not have any obligation to update, revise or reaffirm our opinion and we expressly disclaim any responsibility to do so.

For purposes of rendering our opinion we have assumed in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Agreement and that all conditions to the consummation of the Transaction will be satisfied without waiver thereof. We have assumed that the final form of the Agreement will not differ in any material respect from the last draft reviewed by us. We have also assumed that all governmental, regulatory and other consents and approvals contemplated by the Agreement will be obtained and that, in the course of obtaining any of those consents, no restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the Transaction.

It is understood that this letter is intended for the benefit and use of the Board of Directors of the Company in its consideration of the Transaction and may not be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without our prior written consent. This letter does not constitute a recommendation to any stockholder as to how such stockholder should vote with respect to the Transaction or to take any other action in connection with the Transaction or otherwise. We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to effect the Transaction. At your direction, we have not been asked to, nor do we, offer any opinion as to the material terms of the Agreement or the form of the Transaction.

Based upon and subject to the foregoing, including the various assumptions, qualifications and limitations set forth herein, it is our opinion that, as of the date hereof, the Common Consideration is fair, from a financial point of view, to the holders of outstanding shares of Common Stock of the Company, other than affiliates of the Company.

Very truly yours,

[Signed by Cowen & Co., LLC]

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